Burns Philp

02060550

02 DEC 16 AM 10:18

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 2 9227 9371
FAX: (02) 9223 1234

FACSIMILE

82-1565

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING - Company Secretary**
Date:	**16 December 2002**
Subject	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**17 pages (including cover sheet)**

SUPPL

GOODMAN FIELDER LIMITED - NOTICE OF INITIAL SUBSTANTIAL HOLDER

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

12/19

Att.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INTERNATIONAL +61 (2) 9227 9371
FAX: (02) 9223 1234

16 December 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

GOODMAN FIELDER LIMITED - NOTICE OF INITIAL SUBSTANTIAL HOLDER

Please find attached copy of Form 603, Notice of initial substantial holder, forwarded to Goodman Fielder Limited this afternoon.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Goodman Fielder Limited (the **Company**)
ACN/ARSN	000 003 958

1. Details of substantial holder (1)

Name	Burns, Philp & Company Limited (ACN 000 000 359) (**Burns Philp**) and each of the companies listed in Annexure "A" ("**Burns Philp Group**") and each of the companies listed Annexure "B" (**Rank Group**) and BPC1 Pty Limited (ACN 101 665 918) (**BPC1**) and Mr Graeme Hart.
ACN/ARSN (if applicable)	(See also Annexure "A" and Annexure "B")

The holder became a substantial holder on 12/12/2002

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	175,980,000	175,980,000	14.91% based on 1,180,654,464 ordinary shares on issue

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
BPC1	Relevant interest under section 608(1) of the Corporations Act 2001 as the purchaser under an unconditional contract to acquire ordinary shares. BPC1's power to vote or dispose of the ordinary shares is qualified until BPC1 is registered as holder of these shares.	175,980,000
Burns Philp	Relevant interest under section 608(3)(b) of the Corporations Act 2001 being a relevant interest held through a body corporate that Burns Philp controls. Burns Philp is not a registered holder of the securities and Burns Philp's ability to vote or dispose of the shares is qualified accordingly.	As above
Burns Philp Group (other than Burns Philp)	Relevant interest under section 608(3)(a) of the Corporations Act 2001 being a relevant interest held through a body corporate (BPC1) in which Burns Philp Group's voting power is more than 20%. No member of the Burns Philp Group is a registered holder of the securities and each member of the Burns Philp Group's ability to vote or dispose of the shares is qualified accordingly.	As above

Rank Group	Relevant interest under section 608(3)(a) of the Corporations Act 2001 being a relevant interest held by a body corporate (BPC1) in which each member of the Rank Group's voting power is more than 20%. No member of the Rank Group is a registered holder of the securities and each member of the Rank Group's ability to vote or dispose of the shares is qualified accordingly.	As above
Mr Graeme Hart	Relevant interest under section 608(3)(a) of the Corporations Act 2001 being a relevant interest held by a body corporate (BPC1) in which Mr Hart's voting power is more than 20%. Mr Hart is not a registered holder of the securities and his ability to vote or dispose of the shares is qualified accordingly.	As above

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
BPC1	The persons named in Annexure "D"	BPC1	175,980,000 ordinary shares
Burns Philp	The persons named in Annexure "D"	BPC1	As above
Burns Philp Group (other than Burns Philp)	The persons named in Annexure "D"	BPC1	As above
Rank Group	The persons named in Annexure "D"	BPC1	As above
Mr Graeme Hart	The persons named in Annexure "D"	BPC1	As above

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
BPC1	12/12/02	$1.85 per share	nil	175,980,000 ordinary shares
Burns Philp	12/12/02	As above	As above	As above
Burns Philp Group (other than Burns Philp)	12/12/02	As above	As above	As above
Rank Group	12/12/02	As above	As above	As above
Mr Graeme Hart	12/12/02	As above	As above	As above

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Burns Philp	Burns Philp is an associate of BPC1 pursuant to section 12(2)(a)(i) of the Corporations Act 2001
Burns Philp Group (other than Burns Philp)	Members of the Burns Philp Group (other than Burns Philp) are associates of BPC1, and each other, pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act 2001
Rank Group	Members of the Rank Group are associates of BPC1 and each other pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act 2001
Mr Graeme Hart	Mr Hart is an associate of Burns Philp pursuant to section 11 of the Corporations Act 2001

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
BPC1	Level 2, 44 Martin Place, Sydney, NSW, 2000
Burns Philp	Level 2, 44 Martin Place, Sydney, NSW, 2000
Burns Philp Group	See Annexure "A"
Rank Group	See Annexure "B"
Mr Graeme Hart	Level 12, 132-138 Quay Street, Auckland, New Zealand

Signature

print name H.D. GOLDING capacity Secretary

sign here date 16/12/2002

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure "A" to Form 603

This is Annexure "A" of 8 pages referred to in Form 603 signed by me and dated 16 December 2002.

Date 16/12/2002

~~Director~~/Secretary

Burns, Philp & Company Limited (ACN 000 003 958) is the controlling entity of BPC1 Pty Limited (ACN 101 665 918).

Set out below are related bodies corporate of BPC1 Pty Limited.

Company	ACN	Registered Office
Burns, Philp & Company Limited	000 000 359	Level 2, 44 Martin Place, Sydney NSW 2000
Bevsel Pty Limited	065 601 621	Level 2, 44 Martin Place, Sydney NSW 2000
BPC1 Pty Limited	101 665 918	Level 2, 44 Martin Place, Sydney NSW 2000
BPT South Pacific Pty Limited	050 105 452	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Australia Pty Limited	101 664 082	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Camellia Pty Limited	003 925 040	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Capital Pty Limited	100 768 803	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Custodians Pty Limited	003 853 629	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Food Holdings Pty Limited	000 003 010	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Food Overseas Holdings Limited	000 010 711	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Food Overseas Investments Pty Limited	101 664 840	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Food Properties Pty Limited	008 443 856	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Food Services Pty Limited	003 994 250	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Hardware Holdings Pty Limited	001 810 206	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp International Investments Pty Limited	000 010 739	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Investments Pty Limited	000 023 807	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Microbiology Pty Limited	055 780 713	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Middle East Pty Limited	077 288 021	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Overseas Holdings Limited	004 474 551	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Pakistan Pty Limited	068 581 653	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Shipping Holdings Pty Limited	000 086 000	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp South America Pty Limited	072 208 309	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Technology & Development Pty Limited	003 994 241	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Technology Pty Limited	061 602 506	Level 2, 44 Martin Place, Sydney NSW 2000
Burns Philp Treasury (Australia) Limited	003 731 986	Level 2, 44 Martin Place, Sydney NSW 2000
E L Bell Pty Limited	003 853 594	Level 2, 44 Martin Place, Sydney NSW 2000
Indonesian Yeast Company Pty Limited	061 753 026	Level 2, 44 Martin Place, Sydney NSW 2000
Integrated Ingredients Indonesia Pty Limited	064 996 247	Level 2, 44 Martin Place, Sydney NSW 2000
Integrated Ingredients Pty Limited	003 853 647	Level 2, 44 Martin Place, Sydney NSW 2000
Mauri Fermentation Argentina Pty Limited	003 994 312	Level 2, 44 Martin Place, Sydney NSW 2000
Mauri Fermentation Brazil Pty Limited	060 142 038	Level 2, 44 Martin Place, Sydney NSW 2000
Mauri Fermentation Chile Pty Limited	061 325 157	Level 2, 44 Martin Place, Sydney NSW 2000

Mauri Fermentation China Pty Limited	051 675 775	Level 2, 44 Martin Place, Sydney NSW 2000
Mauri Fermentation India Pty Limited	063 797 759	Level 2, 44 Martin Place, Sydney NSW 2000
Mauri Fermentation Indonesia Pty Limited	001 515 617	Level 2, 44 Martin Place, Sydney NSW 2000
Mauri Fermentation Malaysia Pty Limited	051 611 628	Level 2, 44 Martin Place, Sydney NSW 2000
Mauri Fermentation Philippines Pty Limited	068 581 493	Level 2, 44 Martin Place, Sydney NSW 2000
Mauri Fermentation Vietnam Pty Limited	066 107 426	Level 2, 44 Martin Place, Sydney NSW 2000
Mauri Grocery Pty Limited	003 853 610	Level 2, 44 Martin Place, Sydney NSW 2000
Mauri Integrated Ingredients Pty Limited	000 385 026	Level 2, 44 Martin Place, Sydney NSW 2000
Mauri Yeast Australia Pty Limited	003 853 656	Level 2, 44 Martin Place, Sydney NSW 2000
MBT Engineering Pty Limited	000 106 178	Level 2, 44 Martin Place, Sydney NSW 2000
MBT Fabrication Services Pty Limited	069 533 160	Level 2, 44 Martin Place, Sydney NSW 2000
Nanged Pty Limited	060 337 993	Level 2, 44 Martin Place, Sydney NSW 2000

Attachment continues with details of overseas related bodies corporate.

OVERSEAS SUBSIDIARIES, REGISTERED NUMBERS && REGISTERED OFFICES

COMPANY	REGISTERED NO.	REGISTERED OFFICE
ARGENTINA		
COMPANIA ARGENTINA DE LEVADURAS S.A.I.C.	NO. 950, BOOK NO. 49, VOLUME A OF CORPORATIONS. IGJ DOSSIER NO. 180,240.	TRONADOR 71 1427, BUENOS AIRES ARGENTINA
SUDAMERICANA DE LEVADURAS S.A. DE INVERSIONES	NO. 1287 BOOK NO. 9 VOLUME A OF CORPORATIONS. 1GJ DOSSIER NO. 1,528,932.	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES ARGENTINA
SURGRAS S.A.	NO. 8673, BOOK NO. 122, VOLUME A OF CORPORATIONS. IGJ DOSSIER NO. 1,734,891	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES ARGENTINA
BANGLADESH		
BURNS PHILP A & B LIMITED	C-32198(1319)/97	1, MOULVI BAZAR (2ND FLOOR) DHAKA 1100 BANGLADESH
BRAZIL		
E49 EMPREENDIMENTOS E PARTICIPACOES LTDA	184.109/02-4 - BOARD OF TRADE OF THE STATE OF SAO PAULO	HEAD OFFICE ADDRESS: RUA CARDEAL ARCOVERDE, 1641 12TH FLOOR, SUITES 133 AND 134 (PART) 05407-002 SÃO PAULO, SP, BRAZIL
MAURI BRASIL INDÚSTRIA, COMÉRCIO E IMPORTAÇÃO LTDA.	NIRC 35211762236*	HEAD OFFICE ADDRESS: RUA CARDEAL ARCOVERDE, 1641 12TH FLOOR, SUITES 133 AND 134 (PART) 05407-002 SÃO PAULO, SP, BRAZIL
CANADA		
BURNS PHILP FOOD LIMITED	398809-1	31 AIRLIE STREET LASALLE, QUEBEC H8R 1Z8 CANADA
CHILE		
BURNS PHILP CHILE INVERSIONES LIMITADA	FS 20401 N0. 16803	MIRAFLORES 222 PISO NO. 24 SANTIAGO, CHILE

OVERSEAS SUBSIDIARIES, REGISTERED NUMBERS && REGISTERED OFFICES

COMPANY	REGISTERED NO.	REGISTERED OFFICE
CHINA		
HARBIN MAURI YEAST COMPANY LIMITED		1 TONGCHENG STREET ACHENG CITY HARBIN, HEILONGJIANG PROVINCE P.R. CHINA
HEBEI MAURI FOOD COMPANY LIMITED		NO. 1 GUNGYEBEIDAJIE ZHANGBEI ZHEN ZHANGBEI COUNTY, HEBEI PROVINCE P.R. CHINA
PANYU MAURI FOOD CO LIMITED		MEISHAN INDUSTRIAL AREA HUANGGE TOWN, PANYU CITY GUANGZHOU PROVINCE P.R. CHINA
YANTAI MAURI YEAST COMPANY LIMITED		DOUYU TOWN FUSHAN DISTRICT YANTAI, SHANDONG PROVINCE P.R. CHINA
COLOMBIA		
BURNS PHILP COLOMBIA S.A.	PUBLIC DEED NO. 3834	BOGOTA DC, COLOMBIA.
COSTA RICA		
GREENSTED S.A. SUCURSAL COSTA RICA (BRANCH)	CORPORATE IDENTITY NO. 3-012-328923.	NO REGISTERED ADDRESS. FOR NOTIFICATION PURPOSES: PO BOX 5069, 1000, SAN JOSE, COSTA RICA (LOCAL ATTORNEY'S PREMISES)
ECUADOR		
BURNS PHILP ECUADOR S.A.	RESOLUTION NO. 02.Q.I.J. 3025	AVENIDA REPUBLICA DE EL SALVADOR NO. 1082 TORRE LONDRES. NOVENO PISO QUITO, ECUADOR (LOCAL ATTORNEY'S PREMISES)
EL SALVADOR		
GREENSTED S.A. SUCURSAL EL SALVADOR (BRANCH)	IN PROCESS	SAN SALVADOR, EL SALVADOR.
FIJI		
BURNS PHILP SHIPPING AGENCIES (FIJI) LIMITED (IN LIQUIDATION)	9683	LEVEL 5, ANZ HOUSE VICTORIA PARADE PO BOX 32 SUVA, FIJI
FRANCE		
BEG FRANCE S.A.R.L.	B 347 394 058 / LYON	IMMEUBLE LYON BUSINESS CENTRE 50 RUE DE L'ABONDANCE 69421 - LYON CEDEX 03 FRANCE

OVERSEAS SUBSIDIARIES, REGISTERED NUMBERS && REGISTERED OFFICES

COMPANY	REGISTERED NO.	REGISTERED OFFICE
GERMANY		
BEG BACKHEFE EXPORT GMBH	HRB 31806, HAMBURG	HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND EXPORT NAHRUNGSMITTEL-VERTRIEBSGESELL SCHAFT MBH	HRB 65889	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND GMBH	HRB 65911	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND GRUNDBESITZ GMBH	HRB 65874	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
DEUTSCHE HEFEWERKE GMBH & CO. OHG	HR A 89686, HAMBURG, AS A PRIVATE FIRM	HAMBURG GERMANY
DEUTSCHE HEFEWERKE VERWALTUNGS GMBH	HRB 67571	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
HEFE-PATENT GMBH	HRB 3370*	BERLIN-CHARLOTTENBURG GERMANY
GUATEMALA		
BURNS PHILP GUATEMALA S.A.	PENDING	AVENIDA REFORMA 15-54 ZONA 9 EDIFICIO REFORMA OBELISCO, TERCER NIVEL, 01009, GUATEMALA (LOCAL ATTORNEY'S PREMISES)
HONDURAS		
GREENSTED S.A. SUCURSAL HONDURAS (BRANCH)		NOT REGISTERED YET
HONG KONG		
BURNS PHILP SHIPPING (FAR EAST) LIMITED (IN LIQUIDATION)	17303	14TH FLOOR, ALEXANDRA HOUSE 16-20 CHATER ROAD CENTRAL HONG KONG
INDIA		
BURNS PHILP INDIA (PRIVATE) LIMITED	21-24601 OF 1960	60 C, CHOWRENGHEE ROAD CALCUTTA, INDIA
COCHIN SPICES PRIVATE LIMITED	09-06079 OF 1991	COCHIN
MAURI YEAST INDIA (PRIVATE) LIMITED	18-45795 OF 2000	NO. 2, GANAPATHY COLONY (OFF CENATOPH II LANE) TEYNAMPET CHENNAI 600 018, INDIA

OVERSEAS SUBSIDIARIES, REGISTERED NUMBERS && REGISTERED OFFICES

COMPANY	REGISTERED NO.	REGISTERED OFFICE
MEXICO		
BURNS PHILP ALIMENTOS S. DE R.L. DE C.V.		C/- CENTRO INTERNACIONAL DE SERVICIOS EMPRESARIALES FLORENCIA 57 3ER PISO COL. JUAREZ MEXICO, D.F. C.P. 06600
BURNS PHILP MEXICO, S.A. DE C.V.		C/- CENTRO INTERNACIONAL DE SERVICIOS EMPRESARIALES FLORENCIA 57 3ER PISO COL. JUAREZ MEXICO, D.F. C.P. 06600
NETHERLANDS		
BURNS PHILP NETHERLANDS EUROPEAN HOLDINGS B.V.	33259411	AMSTERDAM (STATUTORY SEAT) DE BOELELAAN 7 OFFICIA 1, 1083HJ AMSTERDAM PO BOX 71744, 1008DE AMSTERDAM
BURNS PHILP TREASURY (EUROPE) B.V.	33256930	WAPENVELD (STATUTORY SEAT) DE BOELELAAN 7 OFFICIA 1, 1083HJ AMSTERDAM PO BOX 71744, 1008DE AMSTERDAM
NEW ZEALAND		
BURNS PHILP (NEW ZEALAND) LIMITED	AK 112484	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
NEW ZEALAND FOOD INDUSTRIES LIMITED	AK 024546	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
PINNACLE NZ LIMITED	AK 050423	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
NICARAGUA		
GREENSTED S.A. (BRANCH)	NO. 20,784-B2, PAGES 266/305; VOLUME 770-B2, SECOND BOOK OF CORPORATIONS AND NO. 55034-A, PAGES 70/71, VOLUME 147-A, BOOK OF PERSONS	MANAGUA, NICARAGUA, FOR NOTIFICATION PURPOSES: ALTAMIRA D'ESTE ROTONDA MADRID 235 MANAGUA, NICARAGUA (LOCAL ATTORNEY'S PREMISES)
P.N.G.		
BURNS PHILP INVESTMENTS (PNG) LIMITED (IN LIQUIDATION)	C1-14807	C/- BLAKE DAWSON WALDRON LEVEL 4, MOGORU MOTO BUILDING CHAMPION PARADE PORT MORESBY, P.N.G.

OVERSEAS SUBSIDIARIES, REGISTERED NUMBERS && REGISTERED OFFICES

COMPANY	REGISTERED NO.	REGISTERED OFFICE
PERU		
BURNS PHILP PERU S.A.C.	FILE 11405645 LIMA'S COMPANY REGISTRY (REGISTRO DE PERSONAS JURIDICAS DE LIMA)	LIMA, PERU. FOR TAX PURPOSES: LAS BEGONIAS 475, SIXTH FLOOR SAN ISIDRO, LIMA 27, PERU
PORTUGAL		
MAURI FERMENTOS, SA	959	CACHOFARRA 2910-324 SETOBAL PORTUGAL
SPAIN		
BURNS PHILP FOOD SA	A 80208655	C/- LEVADURA 5 14710 VILLARRUBIA CORDOBA, SPAIN
SRI LANKA		
BURNS PHILP LANKA (PRIVATE) LIMITED	PBS 660/PVS	124, TEMPLERS ROAD MOUNT LAVINIA SRI LANKA
TURKEY		
MAURI MAYA SANAYI A.S.		AKSAKAL BANDIRMA
U.K.		
BURNS PHILP (U.K.) PLC	2134749	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BURNS PHILP EUROPE LIMITED	2883738	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BURNS PHILP PENSION PLAN LIMITED	02388847V	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
S. HOFFNUNG & CO.	74301	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
U.S.A.		
BURNS PHILP FOOD INC.	FED. ID. 22-2723920	CT CORPORATION 818 WEST SEVENTH STREET LOS ANGELES, CA 90017 U.S.A.
BURNS PHILP INC.	FED. ID. 94-3006329	THE CORPORATION TRUST COMPANY COUNTY OF NEW CASTLE 1209 ORANGE STREET WILMINGTON, DE 19801, U.S.A.
TONE BROTHERS, INC.	FED. ID. 42-1128279	C/- C T CORPORATION SYSTEM 2222 GRAND AVENUE DES MOINES, IA 50312 U.S.A.

OVERSEAS SUBSIDIARIES, REGISTERED NUMBERS && REGISTERED OFFICES

COMPANY	REGISTERED NO.	REGISTERED OFFICE
URUGUAY		
FITAMAR S.A.	No. 1896 Fo. 2443 Lo. No. 2	ESPINILLO 1423 MONTEVIDEO URUGUAY
FLODDEN S.A.	NO. 4597	YAGUARON 1407 - OF. 607 MONTEVIDEO URUGUAY
GREENSTED S.A.	NO. 5551	JUNCAL 1327 - UNIDAD 2201 MONTEVIDEO URUGUAY
LEVADURA URUGUAYA S.A.	NO. 144 FO. 603 LO. NO. 2	CARLOS ANTONIO LOPEZ 7547 12400 MONTEVIDEO URUGUAY
VENEZUELA		
BURNS PHILP VENEZUELA, S.A.	NO. 23 VOLUME 694-A-QTO.	CARACAS, VENEZUELA.
VIETNAM		
MAURI-LA NGA FERMENTATION CO. LTD.		PHU NGOC WARD TAN PHU DISTRICT DONG NAI PROVINCE VIETNAM

Annexure "B" to Form 603

This is Annexure "B" of 1 page referred to in Form 603 signed by me and dated 16 December 2002.

Date 16/12/2002

~~Director~~/Secretary

Members of the Rank Group

NAME	REGISTERED NUMBER
Rank Group Limited	AK100090
Kintron Developments Limited	AK860967
Bluemont Properties Limited	AK921168
Zelda Holdings Limited	AK921165
Buckvale Enterprises Limited	AK921167
Millstreet Investments Limited	AK635613
Rank Holdings Limited	AK1188967
Rank Commercial Limited	AK1188966
Rank Investments Limited	AK1188968
Bredgar Investments Limited	AK8704361
Tenham Investments Limited	AK1197306
Berengrove Investments Limited	AK1197305
Barberton Investments Limited	AK921169
New Zealand Dairy Foods Limited	AK45065
New Zealand Dairy Foods Holdings Limited	AK1197309
Algoma Investments Limited	AK581415
Felham Enterprises (Cayman) Limited	Registered in the Cayman Islands

Annexure "C" to Form 603

This is Annexure "C" of 1 page referred to in Form 603 signed by me and dated 16 December 2002.

Date 16/12/2002

~~Director~~/Secretary

Description of relevant agreement by which BPC1 acquired its relevant intrerest

BPC1, through its stockbroker, Credit Suisse First Boston Australia Equities Limited, made offers to various holders of Goodman Fielder ordinary shares on a "first in, first served" basis, resulting in agreements being entered into between BPC1 and the persons ("sellers") named in Annexure "D". The material terms of these contracts are:

(a) Price of $1.85 per fully paid ordinary share in Goodman Fielder Limited;

(b) BPC1 not obliged to acquire any shares unless it is able to acquire 14.9% of the issued share capital of Goodman Fielder Limited, subject to BPC1's discretion to accept a lesser figure;

(c) Normal brokerage and stamp duty payable by seller; and

(d) Settlement to occur 3 business days after the "trade date" of 13 December 2002.

Annexure "D" to Form 603

This is Annexure "D" of 1 page referred to in Form 603 signed by me and dated 16 December 2002.

Date 16/12/2002

~~Director~~/Secretary

Details of persons who are registered holders of securities*

* to the knowledge of BPC1

REGISTERED HOLDER OF SECURITIES	NUMBER OF SHARES
UBS Warburg	1,500,000
Macquarie	1,500,000
JB Were	1,800,000
Merrill Lynch	4,000,000
Challenger First	54,900
Commonwealth Custodial	4,250,265
ANZ Nominees	456,500
National Nominees	47,342,530
Cogent Nominees	1,517,975
RBC	63,116,753
Citicorp Nominees	2,146,704
Permanent Trustees	655,893
Westpac Custodian Nominees	19,044,889
Equity Trustees	12,000
HBKA Nominees	659,258
IOOF Aust. Trustees	28,900
Sandhurst Trustees	467,000
Chase Manhattan Nominees	15,716,379
Suncorp Metway Ins. Ltd	4,576,100
Stoddarts	220,339
Stodsyd	679,440
Bounty Inv	145,000
Wakefield	78,000
A.W. Sandford & Co.	40,075
Persons whose identity has not been made known to BPC1	5,971,100